October 26, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Tim Buchmiller

Dillon Hagius

Re:	Aura Biosciences, Inc.

Registration Statement on Form S-1 (File No. 333-260156)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that as of the date hereof, approximately 1,700 copies of the Preliminary Prospectus dated October 25, 2021 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Thursday, October 28, 2021 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

COWEN AND COMPANY, LLC
SVB LEERINK LLC
EVERCORE GROUP L.L.C.

As representatives of the Underwriters

COWEN AND COMPANY, LLC

By:	/s/ Bill Follis
Name:	Bill Follis
Title:	Managing Director

SVB LEERINK LLC

By:	/s/ Daniel B. Dubin
Name:	Daniel B. Dubin
Title:	Vice Chairman, Global Co-Head of Healthcare Investment Banking

EVERCORE GROUP L.L.C.

By:	/s/ Maren Winnick
Name:	Maren Winnick
Title:	Senior Managing Director